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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934

     FOR THE FISCAL YEAR                                      COMMISSION
    ENDED DECEMBER 31, 2002                               FILE NUMBER 000-23709
     --------------------                                 --------------------


                                DOUBLECLICK INC.
                                   401(k) PLAN
                                 (Name of Plan)

                       ----------------------------------

                                DOUBLECLICK INC.
                        450 WEST 33RD STREET, 16TH FLOOR
                            NEW YORK, NEW YORK 10001
                                 (212) 683-0001

             (Name of Issuer of Securities held pursuant to Plan and
                   address of its principal executive office.)

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
DOUBLECLICK INC. 401(K) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002 AND 2001

                                                                                            PAGE
Report of Independent Auditors                                                                1

Financial Statements:

     Statements of Net Assets Available for Benefits
       As of December 31, 2002 and 2001                                                       2

     Statement of Changes in Net Assets Available for Benefits
       For the year ended December 31, 2002                                                   3

     Notes to Financial Statements                                                           4-8

Supplemental Schedule: *

     Schedule I - Schedule H - Line 4i-Schedule of Assets (Held at End of Year)
       As of December 31, 2002                                                                9

Signature                                                                                    10

Exhibits

     23.1 Consent of Independent Auditors                                                    11

     99.1 Certification by the Chief Executive Officer Pursuant to 18 U.S.C.
               Section 1350, as Adopted Pursuant to Section 906 of the
               Sarbanes-Oxley Act of 2002                                                    12

     99.2 Certification by the Chief Financial Officer Pursuant to 18 U.S.C.
               Section 1350, as Adopted Pursuant to Section 906 of the
               Sarbanes-Oxley Act of 2002                                                    13

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         Report of Independent Auditors

To the Participants and Administrator of DoubleClick Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DoubleClick Inc. 401(k) Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
June 26, 2003

DOUBLECLICK INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001

ASSETS                                                          2002                      2001
Investments, at fair value:
     Mutual funds                                         $  12,657,050             $  12,422,064
     DoubleClick Inc. common stock                            3,602,261                 4,900,098
     Money market funds                                       1,923,097                 1,490,842
     Participant loans                                          166,688                   133,782
                                                          -------------              ------------
         TOTAL INVESTMENTS                                   18,349,096                18,946,786
                                                          -------------              ------------
Receivables:
     Employer contributions                                     289,250                    56,740
     Employee contributions                                     108,726                   142,840
                                                          -------------              ------------
         TOTAL RECEIVABLES                                      397,976                   199,580
                                                          -------------              ------------
         NET ASSETS AVAILABLE FOR BENEFITS                $  18,747,072              $ 19,146,366
                                                          =============              ============

   The accompanying notes are an integral part of these financial statements.

DOUBLECLICK INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

ADDITIONS:                                                           2002
     Investment income (loss):
         Interest, dividends, and capital gains                   137,043
         Net realized and unrealized depreciation
                in fair value of investments                   (6,314,106)
                                                              -----------
              TOTAL INVESTMENT LOSS                            (6,177,063)
                                                              -----------
     Contributions:
         Employer                                               2,308,288
         Employee                                               5,281,405
         Rollover                                                 725,164
                                                              -----------
              TOTAL CONTRIBUTIONS                               8,314,857

DEDUCTIONS:

     Benefits paid to participants                              2,536,588
     Administrative expenses                                          500
                                                              -----------
         TOTAL DEDUCTIONS                                       2,537,088
                                                              -----------
         NET DECREASE                                         $  (399,294)
Net assets available for benefits:
     Beginning of year                                         19,146,366
                                                              -----------
     End of year                                              $18,747,072
                                                              ===========

   The accompanying notes are an integral part of these financial statements.

DOUBLECLICK INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1.    DESCRIPTION OF THE PLAN

      The following description of the DoubleClick Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the DoubleClick Inc. 401(k) Plan Summary Plan Description and Prospectus for a more complete description of the Plan's provisions.

      GENERAL

      The Plan is a defined contribution plan established January 1, 1997, covering eligible employees of DoubleClick Inc. (the "Company"), the Plan's sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Company.

      PARTICIPANT ACCOUNTS

      A separate account is established and maintained for each Plan participant. Contributions are invested in one or more investment options, as directed by the participant. Income earned and net appreciation or depreciation on Plan investments, for a given investment, are allocated in proportion to the participants' account balances in that fund. On a daily basis, a participant may elect to transfer all or a portion of his or her account balance in a given investment to one or more of the Plan's other investments. However, employer contributions in DoubleClick common stock may only be transferred upon termination of employment. Transfers of employee contributions in DoubleClick are subject to blackout periods.

      CONTRIBUTIONS

      Plan participants are able to contribute to the Plan up to 20% of their pre-tax earnings. During 2002, the maximum pre-tax contribution allowed by the Internal Revenue Code was $11,000. In addition, participants 50 years of age and older can contribute an additional $1,000 as a "catch-up contribution" in 2002, however, the Company does not match these "catch-up contribution" amounts. The Company automatically contributes an amount equal to 50% of the first 6% of a participant's contribution each pay period in DoubleClick common stock. A "true-up" Employer match will be made in the following year for participants who have contributed 6% or more of their annual salary, but the Company has matched less than 50% of the 6% due to each pay period's match limit of 50% of 6% of each participant's contribution amount.

      VESTING

      Participants are fully vested in their contributions and actual earnings thereon. For participants employed by the Company prior to January 1, 2000, contributions by the Company become one-half vested to the participant after one year of service and fully vested after two years of service. For participants employed by the Company after December 31, 1999, contributions by the Company become fully vested after two years of employment. The Plan provides that forfeitures, the unvested portion of Company contributions for terminated participants, will serve to reduce future Company contributions.

DOUBLECLICK INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

      PAYMENT OF BENEFITS

      Upon retirement, disability, death or termination of employment, participants' account balances are distributed to the participants in the form of a lump-sum amount equal to the value of the accounts, or installments over a period not to exceed the lives of the participants and their beneficiaries. Participants are allowed to withdraw certain portions of their vested contributions under certain circumstances, subject to penalty.

      PARTICIPANT LOANS

      Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of their vested balances. Loan terms range from one to five years or up to ten years for loans used to purchase a primary residence. Loans are secured by the balances in participants' accounts and the interest rate is determined by prime +1% at the time of the loan. Principal and interest is paid ratably through semi-monthly payroll deductions.

      FORFEITED ACCOUNTS

      At December 31, 2002 forfeited non-vested accounts totaled $ 193,726. These accounts will be used to reduce future employer contributions. Also, in 2002, employer contributions were reduced by $28,642 from forfeited non-vested accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION

      The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

      INVESTMENT VALUATION

      The Plan's investments in mutual funds are stated at market value based on the latest quoted net asset value per share in an active market. The Plan's investment in DoubleClick common stock is stated at market value as determined by the latest quoted market prices. Participant loans are valued at cost, which approximates fair value.

      USE OF ESTIMATES

      The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures at the date of the financial statements and the reported amounts of total additions and deductions in the statement of changes in net assets available for benefits. Actual results could differ from those estimates.

      The Plan invests in mutual funds that hold various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest

DOUBLECLICK INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

      rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

      INCOME RECOGNITION

      Dividend and interest income are recorded as earned. Unrealized appreciation or depreciation of investments is accrued.

      ADMINISTRATIVE EXPENSES

      The Company pays substantially all expenses, including custodian fees and brokers commissions, incurred in the management and administration of the Plan.

3.    INVESTMENTS

      As of December 31, 2002, the plan's investments were as follows:

DoubleClick Inc. Common Stock                                             $   3,602,261 *
MFS New Discovery Fund                                                        1,378,690 *
Prudential Stable Value Fund                                                  1,923,097 *
Oppenheimer Global Fund                                                       1,767,884 *
Prudential Stock Index Fund                                                   1,509,225 *
Prudential US Emerging Growth Fund                                            1,073,917 *
Purdential Total return Bond Fund                                               995,052 *
Growth Fund of America                                                        2,113,692 *
Franklin US Government Securities                                               455,192
Van Kampen Comstock Fund                                                      1,336,531 *
Euro Pacific Growth Fund                                                      1,646,662 *
Prudential Jennison Equity Opportunity                                          357,567
Prudential 20/20 Focus Fund                                                      22,638
                                                                            -----------
                                                                            $18,182,408
                                                                            ===========

DOUBLECLICK INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

         As of December 31, 2001, the plan's investments were as follows:

         Smith Barney Money Market Fund                                     $  1,490,842*
         Dreyfus Basic GNMA Fund                                                 130,179
         Dreyfus Premier Core Value Fund                                       1,110,573*
         Dreyfus Founders Discovery Fund                                       1,147,407*
         Dreyfus Founders Growth Fund                                          1,456,542*
         Dreyfus Emerging Markets Fund                                           608,885
         Invesco Select Income Fund                                              109,421
         Invesco Telecommunications Fund                                         581,049
         Janus Enterprise Fund                                                 1,241,684*
         Janus Worldwide Fund                                                  2,291,253*
         Neuberger Berman Genesis Trust Fund                                     845,759
         Citi S&P 500 Index Fund                                               1,612,188*
         Scudder International Fund                                              843,389
         Stein Roe Intermediate Bond Fund                                        300,879
         Credit Suisse Global Fixed Income Fund                                  142,856
         DoubleClick Inc. Common Stock                                         4,900,098*
                                                                            ------------
                                                                            $ 18,813,004
                                                                            ============

      *Represents 5% or more of the Plan's net assets

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Participants at their discretion may invest their contributions in any or all of the twelve investment fund options offered under the Plan. However, the Employer's contributions to the Plan are automatically invested in the DoubleClick Inc. Common Stock Fund (the "Stock Fund"). As of December 31, 2002 and 2001, the net assets of the Stock Fund were $3,602,261 and $4,900,098, respectively. The components of the changes in net assets relating to the Stock Fund are as follows:

         Year ended December 31, 2002
         Changes in net assets
              Net depreciation                           $   (2,974,862)
              Contributions                                   2,308,963
              Benefit payments                                 (537,288)
              Transfers                                         (94,650)
                                                         --------------
         Net Change                                      $   (1,297,837)
                                                         ==============

DOUBLECLICK INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001


5.    PLAN TERMINATION

      While the Company has not expressed an interest to terminate the Plan, it reserves the right to amend or terminate the Plan at any time, subject to the requirements and penalties of ERISA. No such amendment shall have the effect of diverting the whole, or any part, of the assets or income of the Plan for purposes other than for the exclusive benefit of participants and their beneficiaries. In the event of discontinuance and/or termination of the Plan, participants will become 100% vested in Company contributions and net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

6.    CHANGE IN TRUSTEE

      The Company changed trustees from Citistreet to Prudential Financial, Inc. (the "Trustee") in December of 2001.

7.    TAX STATUS

      The Internal Revenue Service determined and informed the Trustee by a letter dated June 6, 1991, that the prototype Plan is designed in accordance with the applicable sections of the Internal Revenue Code. The plan has not received an individual determination letter in relation to the adoption of the Trustee's prototype plan. However, the Plan administrator believes that the Plan is designed and is currently being operated in a compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by the Trustee of the Plan. In addition, one of the investment options of the Plan consists of Common Stock of the Plan sponsor, DoubleClick Inc. Transactions with the Trustee and the Company qualify as party-in-interest transactions.

9.    CONCENTRATION OF CREDIT RISK

      The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twelve participant-directed fund elections and the Company's common stock. Additionally, the investments within each participant-directed fund are further diversified into varied financial markets.

DOUBLECLICK INC. 401(K) PLAN
SCHEDULE H - LINE 4I
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2002

                                                                      SCHEDULE I

                                                                                              Current
Identity of Issue                            Description of Investment       Cost              Value
-----------------                            -------------------------       ----              -----
 MFS New Discovery Fund                             Mutual Fund              **           $  1,378,690
*Prudential Stable Value Fund                       Mutual Fund              **              1,923,097
 Oppenheimer Global Fund                            Mutual Fund              **              1,767,884
*Prudential Stock Index Fund                        Mutual Fund              **              1,509,225
*Prudential US Emerging Growth Fund                 Mutual Fund              **              1,073,917
*Prudential Total Return Bond Fund                  Mutual Fund              **                995,052
 Growth Fund of America                             Mutual Fund              **              2,113,692
 Franklin US Government Securities                  Mutual Fund              **                455,192
 Van Kampen Comstock Fund                           Mutual Fund              **              1,336,531
 Euro Pacific Growth Fund                           Mutual Fund              **              1,646,662
*Prudential Jennison Equity Opportunity             Mutual Fund              **                357,567
*Prudential 20/20 Focus Fund                        Mutual Fund              **                 22,638
*DoubleClick Inc. Common Stock                      Common Stock             $6,317,272      3,602,261
                                                                                           -----------
     Total Investments                                                                     $18,182,408
                                                                                           ===========
Participant Loans*                            Interest rate charged
                                                in 2002: prime +1%

                                           Range of Maturity: 1-5 years                    $   166,688
                                                                                           ===========

*   Denotes party in interest
** Cost information is not required for participant directed investments and therefore is not included.

SIGNATURE

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, DoubleClick Inc., the administrator of the DoubleClick Inc. 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             DOUBLECLICK INC. 401(k) PLAN

                                             /s/ Joseph Todaro
                                             ----------------------------------
                                         By: Joseph Todaro
                                             Treasurer
                                             DoubleClick Inc.


June 30, 2003